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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2015 (MM/DD/YY) AND ENDING 02/29/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Capital Securities Corp akb

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17755 US HWY. 19 N. SUITE 400
(No. and Street)

CLEARWATER (City) FL (State) 34698 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIMBERLY A. SPRINGSTEEN-ABBOTT (877) 654-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

TEN PENN CTR., 1801 MARKET ST. SUITE 1700 (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

akb

OATH OR AFFIRMATION

I, KIMBERLY A. SPRINGSTEEN-ABBOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH CAPITAL SECURITIES CORP., as of FEBRUARY 29, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

DENISE KLAIPS
MY COMMISSION # EE840837
EXPIRES: October 04, 2016
NOTARY PUBLIC STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH CAPITAL SECURITIES CORP.

FINANCIAL STATEMENTS

FEBRUARY 29, 2016

BDO

Commonwealth Capital Securities Corp.

Contents

Report of Independent Registered Public Accounting Firm 2

Financial Statements
- Statement of Financial Condition 3
- Statement of Operations 4
- Statement of Changes in Stockholder's Equity 5
- Statement of Cash Flows 6

Notes to Financial Statements 7-16

Supplementary Information
- Computation of Net Capital Under Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(2)(iii) 17

Other Matters
- Report of Independent Registered Public Accounting Firm on Management's Exemption Report Required by SEC Rule 17a-5 18
- Management's Exemption Report 19
- General Assessment Reconciliation (Form SIPC-7) 20

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have audited the accompanying statement of financial condition of Commonwealth Capital Securities Corp., ("Company") as of February 29, 2016, and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Commonwealth Capital Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Capital Securities Corp. at February 29, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Commonwealth Capital Securities Corp.'s financial statements. The supplemental information is the responsibility of Commonwealth Capital Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital under to Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

Philadelphia, Pennsylvania
April 27, 2016

Commonwealth Capital Securities Corp.

Statement of Financial Condition

February 29,		2016
Assets		
Cash and cash equivalents	$	52,497
Prepaid expenses		16,748
Total Assets	$	69,245
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable - Commonwealth Capital Corp.		41,674
Total Liabilities		41,674
Stockholder's equity		
Common stock, $1 par value		
Authorized 1,000 shares		
Issued and outstanding 50 shares		50
Additional paid-in capital		428,267
Accumulated Deficit		(400,746)
Total Stockholder's Equity		27,571
Total Liabilities and Stockholder's Equity	$	69,245

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Operations

Year ended February 29,	2016
Revenues	
Interest and other income	25
Total Revenues	25
Expenses	
Regulatory fees	26,872
Operating expenses	42,138
Total Expenses	69,010
Loss before benefit for income taxes	(68,985)
Benefit for income taxes, net	-
Net Loss	$ (68,985)

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Changes in Stockholder's Equity

	Common Stock				
	Number of Shares	*Amount*	*Paid-In Capital*	*Accumulated Deficit*	*Total*
Balance, March 1, 2015	50	$ 50	$ 358,286	$ (331,761)	$ 26,575
Capital contributions	—	—	59,981	—	59,981
Forgiveness of Payables	—	—	10,000	—	10,000
Net Loss	—	—	—	(68,985)	(68,985)
Balance, February 29, 2016	**50**	**$ 50**	**$ 428,267**	**$ (400,746)**	**$ 27,571**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Cash Flows

Year ended February 29,		**2016**
Cash flows used in operating activities		
Net loss	$	**(68,985)**
Adjustments to reconcile net loss to net cash used in operating activities		
Rent expense – capital contribution		36,500
Changes in assets and liabilities		
Prepaid expenses		1,450
Accounts payable - Commonwealth Capital Corp.		3,404
Net cash used in operating activities		**(27,631)**
Cash flows from financing activities		
Cash contributions		23,481
Net cash provided by financing activities		**23,481**
Net decrease in cash and cash equivalents		(4,150)
Cash and cash equivalents at beginning of year		56,647
Cash and cash equivalents at end of year	$	**52,497**

Supplemental Disclosure of Non-Cash Financing activities		
Forgiveness of Related party receivables	$	10,000
Capital Contribution – Forgiveness of rent		36,500

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

Commonwealth Capital Securities Corp. (the "Company") is a wholly owned subsidiary of Commonwealth of Delaware, Inc. ("CDI"). Commonwealth Capital Corp. ("CCC") is a related party to the Company.

The Company has registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 17 of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company sells units of its affiliated partnerships or companies through broker/dealer firms to their customers throughout the United States.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry amounts of, or for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents, at February 29, 2016, were held in the custody of one financial institution. Bank accounts are federally insured up to

$250,000. At times, the balances may have exceeded federally insured limits. At February 29, 2016, the total cash balance did not exceed FDIC insured limits. The Company mitigates risk by depositing funds with a major financial institution. The Company has not experienced any losses in such accounts, and believes that it is not exposed to any significant credit risk.

Commission Revenue and Brokerage Fee Expense

The Company recognizes commission revenue and brokerage fee expense on an accrual basis based on the closing date of the underlying customer transactions.

The Company earns commission revenue of up to 10% on sales of limited partnership or limited liability company units of Commonwealth Income & Growth Funds ("Funds").

Commission Expense

Selling commissions are generally 7% of the partners' contributed capital and dealer manager fees are 2% of the partners' contributed capital. Up to 1% of partners' contributed capital can be paid to broker-dealers as a marketing reallowance. During the year ended February 29, 2016, Commonwealth Income & Growth Fund 7, Commonwealth Opportunity Fund, and Commonwealth Income & Growth Private Fund 5 purchased units in Commonwealth Opportunity Fund 2. Commissions were waived for the sale of these units, as no sales were initiated by outside registered representatives or broker dealers. As a result, no commission expense is recorded in the accompanying financial statements.

Income Taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740.

The Company is a member of a consolidated group for federal income tax purposes and files as a separate entity for state income

tax purposes. Income taxes have been provided as though the Company were a taxpaying entity separate from the consolidated group of which it is a member.

The Company accounts for income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax basis of assets and liabilities, using enacted tax rates. Additionally, net deferred tax assets are adjusted by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. The Company currently has significant deferred tax assets. The Company is required to establish a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized. Furthermore, it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. Accordingly, the Company has recorded a full valuation allowance against its net deferred tax assets as it was determined that it is more likely than not that future tax benefits will not be realized. (See Note 4).

Disclosure of Fair Value of Financial Instruments

Estimated fair value was determined by management using available market information and appropriate valuation methodologies available to them as of February 29, 2016. However, judgment was necessary to interpret market data and develop estimated fair value. The carrying value of financial instruments reported in the accompanying statement of financial condition for cash, accounts payable and other assets and liabilities are carried at amounts which reasonably approximate their fair values as of February 29, 2016 due to the immediate or short-term nature of these financial instruments.

Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities- the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the effect that this ASU will have on its financial statements.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, requires management to determine whether substantial doubt exists regarding the entity's going concern presumption. If substantial doubt exists but is not alleviated by management's plans, the footnotes must specifically state that "there is substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued." In addition, if substantial doubt exists, regardless of whether such doubt was alleviated, entities must disclose (a) principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern (before consideration of management's plans, if any); (b) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and (c) management's plans that are intended to mitigate the conditions or events that raise substantial doubt, or that did alleviate substantial doubt, about the entity's ability to continue as a going concern. If substantial doubt has not been alleviated, these

disclosures should become more extensive in subsequent reporting periods as additional information becomes available. In the period that substantial doubt no longer exists (before or after considering management's plans), management should disclose how the principal conditions and events that originally gave rise to substantial doubt have been resolved. The ASU applies prospectively to all entities for annual periods ending after December 15, 2016, and to annual and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the effect that this ASU will have on its financial statements.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis- Effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Company is currently evaluating the effect that this ASU will have on its financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to

achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is to be implemented using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date- The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the effect that these ASU's will have on its financial statements.

2. Transactions with Related Parties

Commission Revenue

For the year ended February 29, 2016, no limited partnership or liability company units were sold to outside customers. As a result, there was no commission revenue.

Expenses

As of February 29, 2016, all operating expenses paid by the Company are included in the accompanying financial statements and reports as filed with FINRA and have been properly reflected in the net capital computation. The Company has an expense sharing agreement with CCC and CDI in which CCC or CDI may not seek reimbursement for certain expenses related to the

operation of the Company. In accordance with SEC Rule 17a-4, a separate schedule of these unreimbursed costs is maintained by the Company, which is available for review by the Company's designated examining authority (FINRA). The operating results or financial condition of the Company may have been significantly different had the companies been autonomous.

Receivables/Payables

As of February 29, 2016, the Company owed $41,674 to CCC. This related party payable is short term, unsecured, and non-interest bearing.

Capital Contributions

During the year ended February 29, 2016, CDI made cash capital contributions to the Company of approximately $23,000 and non-cash capital contributions to the Company of approximately $47,000 in the form of forgiveness of rent and payables.

3. Regulatory Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15-to-1. At February 29, 2016, the Company's regulatory net capital, required regulatory net capital, and ratio of aggregate indebtedness to regulatory net capital were as follows:

Regulatory net capital	$	10,823
Required regulatory net capital	$	5,000
Ratio of aggregate indebtedness to regulatory net capital		3.9-to-1

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a

broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

4. Income Taxes

Due to the net operating loss of the Company, there is no provision for income taxes for the year ended February 29, 2016. The Company has Pennsylvania net operating loss carry forwards of approximately $445,000 at February 29, 2016, which will expire through 2033. The Company has recorded a full valuation allowance of $123,000 against the deferred tax asset resulting from the net operating loss carry forward. The deferred tax asset is made up of only net operating loss carry forward.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax positions. The Company recorded no interest and penalties during the year ended February 29, 2016 and had no accrued interest and penalties as of February 29, 2016.

In addition, the Company does not have any entity level uncertain tax positions. For the year ended February 29, 2016, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company is subject to Pennsylvania state tax examinations for the years subsequent to February 29, 2012. The consolidated group is subject to Federal tax examinations for the years subsequent to February 29, 2012. There are no open Federal or state tax examinations.

5. Commitments, Contingencies, and Guarantees

On November 10, 2015, certain investors (the "Claimants") from Commonwealth Income & Growth Fund V ("CIGF5") and Commonwealth Income & Growth Private Fund III ("CIGPF3"), filed an investor complaint with FINRA naming CCSC and Ms. Springsteen-Abbott, CEO, Chairman, and President of CCSC (the

"Respondents"). The Claimants purchased limited partnership units in CIGF5 and CIGPF3 between April 2005 and February 2007 at the advice and recommendation of their personal financial advisors. The Claimants allege that the Respondents did not properly perform their duties as fund manager. The Funds are not members of FINRA and/or subject to its jurisdiction and therefore the Respondents have in turn filed a complaint against the Claimants in the United States District Court for the District of Maryland to enjoin the Claimants from proceeding with the arbitration and requiring its dismissal. Management believes that the claims submitted by the Claimants are arbitrary and unfounded, and do not relate to any conduct of CCSC (the FINRA Member Firm) or its associated person (Ms. Springsteen-Abbott). Management believes that resolution of the lawsuit will not result in any adverse financial impact on the Company, but no assurance can be provided until the proceeding is resolved.

On May 3, 2013, the FINRA Department of Enforcement filed a complaint naming Commonwealth Capital Securities Corp. and Kimberly Springsteen-Abbott, CEO and owner of CCC and the Company, as respondents; however on October 22, 2013, FINRA filed an amended complaint that dropped the allegations against CCSC and reduced the scope of the allegations against Ms. Springsteen-Abbott. The sole remaining charge was that Ms. Springsteen-Abbott had approved the misallocation of some expenses to certain Funds. Management believes that the expenses at issue include amounts that were proper and that were properly allocated to Funds, and also identified a smaller number of expenses that had been allocated in error, but were adjusted and repaid to the affected Funds when they were identified in 2012. During the period in question, CCC and Ms. Springsteen-Abbott provided important financial support to the Funds, voluntarily absorbed expenses and voluntarily waived fees in amounts aggregating in excess of any questioned allocations. A FINRA Panel ruled on March 30, 2015, that Ms. Springsteen-Abbott should be barred from the securities industry because the Panel concluded that she allegedly misallocated $208,000 of expenses

involving certain Funds over the course of three years. As such, management has allocated approximately $87,000 of the $208,000 in allegedly misallocated expenses back to the affected funds as a contingency accrual in CCC's financial statements and a good faith payment for the benefit of those Income Funds. Decisions issued by FINRA's Office of Hearing Officers may be appealed to FINRA's National Adjudicatory Council (NAC) pursuant to FINRA Rule 9311. In December of 2015, Ms. Springsteen-Abbott vigorously challenged the FINRA Panel's decision at an appeal hearing that was conducted before a NAC panel. A decision has not been rendered on this matter. While a FINRA panel decision is on appeal, the sanction is not enforced against the individual. Management believes that resolution of the appeal will not result in any material adverse financial impact on the Company, but no assurance can be provided until the FINRA matter is resolved.

Computation of Net Capital under Rule 15c3-1

February 29,		2016
Net capital		
Total stockholder's equity from statement of financial condition	$	27,571
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		16,748
Total non-allowable assets		16,748
Net capital	$	10,823
Computation of Basic Regulatory Net Capital Requirement		
Minimum net capital required per rule 15c3-1 (greater of $5,000 or 6.67% of aggregate indebtedness of $41,674)	$	5,000
Excess net capital	$	5,823
Computation of aggregate indebtedness		
Accounts payable - Commonwealth Capital Corp.	$	41,674
Aggregate indebtedness	$	41,674
Ratio of aggregate indebtedness to regulatory net capital		3.9-to-1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II of Form X-17-A-5 as of February 29, 2016 was not prepared as there are no material differences to report.

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have reviewed management's statements, included in the accompanying Management's Exemption Report of Commonwealth Capital Securities Corp., in which (1) Commonwealth Capital Securities Corp. identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Commonwealth Capital Securities Corp. claimed an exemption from Rule 15c3-3 (k)(2)(i) (the "exemption provision") and (2) Commonwealth Capital Securities Corp. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Capital Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Capital Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Philadelphia, Pennsylvania
April 27, 2016

Management's Exemption Report

Commonwealth Capital Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. § 240 15c3-3 under the following provision of 17 C.F.R. 240. 15c3-3(k)(2)(i).
>
> The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year without exception.

I, Kimberly Springsteen-Abbott, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Executive Officer of Commonwealth Capital Securities Corp.
April 27, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended February 29, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-048915 FINRA FEB 3/31/1997
COMMONWEALTH CAPITAL
SECURTITIES CORP
17755 US HIGHWAY 19 N STE 400
CLEARWATER, FL 33764

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 349

B. Less payment made with SIPC-6 filed (**exclude interest**) (184)
9-30-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 165

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 165

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 165

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commonwealth Capital Securities Corp.
(Name of Corporation, Partnership or other organization)

Theodore Caralovie
(Authorized Signature)

FINOPS
(Title)

Dated the 27th day of April, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

20

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning March 1, 2015
and ending Feb. 29, 2016

Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ - 0 -
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	25
(5) Net loss from management of or participation in the underwriting or distribution of securities	68,985
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	69,842
(7) Net loss from securities in investment accounts.	
Total additions	138,852
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(1400)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	568
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(832)
2d. SIPC Net Operating Revenues	$ 139,684
2e General Assessment @ .0025	$ 349

(to page 1, line 2.A.)

COMMONWEALTH CAPITAL SECURITIES CORP.

◆ Member FINRA ◆

April 25, 2016

Via Federal Express

SEC
Mail Processing
Section
APR 28 2016
Washington DC
409

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: **Commonwealth Capital Securities Corp. Firm I.D. 39979**
Annual Audited Report

Gentlemen:

In accordance with the requirements of Broker/Dealers under Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder, we are enclosing two copies of the Commonwealth Capital Securities Corp. Annual Audited Financial Statements for our fiscal year ended February 29, 2016.

Attached to each copy of the Audited Report is a completed Facing Page with signed Oath/Affirmation, which has been notarized.

Should you have any questions or require any additional information, please contact us directly at (877) 654-1500.

Sincerely,

James T. Pruett
Compliance Officer, SVP
Enclosures (2)

cc: K. A. Springsteen-Abbott

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 _ 2016
DIVISION OF TRADING & MARKETS

17755 US Hwy. 19 N, Suite 400
Clearwater, Florida 33764-6500
(727) 450-0750 • (877) 654-1500 • Fax (727) 450-0762